UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Mirion Technologies, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)
60471A101
(CUSIP Number)

Philip Grovit
GSAM Holdings LLC
200 West Street
New York, NY 10282
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS
GS Sponsor II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,025,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,025,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,025,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 220,159,325 shares of Class A Common Stock outstanding as of April 26, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 1, 2024, plus 3,978,418 shares of Class A Common Stock described by the Issuer in a Form 8-K filed by the Issuer with the SEC on May 23, 2024 and the Exchange Shares.

1	NAMES OF REPORTING PERSONS
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,750,287

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,750,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,750,287

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

(1)
Based on 220,159,325 shares of Class A Common Stock outstanding as of April 26, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 1, 2024, plus 3,978,418 shares of Class A Common Stock described by the Issuer in a Form 8-K filed by the Issuer with the SEC on May 23, 2024 and the Exchange Shares.

1	NAMES OF REPORTING PERSONS
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,750,287

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,750,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,750,287

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 220,159,325 shares of Class A Common Stock outstanding as of April 26, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 1, 2024, plus 3,978,418 shares of Class A Common Stock described by the Issuer in a Form 8-K filed by the Issuer with the SEC on May 23, 2024 and the Exchange Shares.

This Amendment (this “Amendment No. 6”), which relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Mirion Technologies, Inc., a Delaware corporation (the “Issuer”), further amends the initial Schedule 13D (as amended prior to the date hereof, the “Initial Filing”), of GS Sponsor II LLC (the “Sponsor”), Goldman Sachs & Co. LLC (“Goldman Sachs”) and The Goldman Sachs Group, Inc. (“GS Group” and, together with Sponsor and Goldman Sachs, the “Reporting Persons”). Disclosure items set forth in the Initial Filing shall remain in effect with respect to the Reporting Persons except to the extent expressly amended or superseded by this Amendment No. 6. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to such terms in the Initial Filing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) is hereby amended and restated as follows:

 (a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference into this Item 5. The percentage beneficial ownership reported herein by each Reporting Person is based on 220,159,325 shares of Class A Common Stock outstanding as of April 26, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 1, 2024, plus 3,978,418 shares of Class A Common Stock described by the Issuer in a Form 8-K filed by the Issuer with the SEC on May 23, 2024 and 1,768,000 Exchange Shares.

Each of the Reporting Persons may be deemed to beneficially own 16,025,000 shares of Class A Common Stock held by Sponsor, constituting 7.1% of the outstanding shares of Class A Common Stock. The Sponsor has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares of Class A Common Stock.

Each of Goldman Sachs and GS Group may be deemed to beneficially own 18,750,287 shares of Class A Common Stock, constituting 8.3% of the outstanding shares of Class A Common Stock. Each of Goldman Sachs and GS Group may be deemed to have shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, (i) 16,025,000 shares of Class A Common Stock held by Sponsor, (ii) 1,325,000 shares of Class A Common Stock of which Employee Participation 1 LLC is the record owner, (iii) 1,400,000 shares of Class A Common Stock of which Employee Participation 2 LLC is the record owner and (iv) 287 shares of Class A Common Stock borrowed by certain of subsidiaries of GS Group in the ordinary course of business to facilitate the investing activity of their clients.

(c) Except as set forth below, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, Schedule B or Schedule C (which is amended and restated by this Amendment No. 6), effected any transactions in the Class A Shares in the preceding sixty days.

Open Market Sales of Class A Shares by Sponsor

Date	Net Price per Share	No. of Shares	Proceeds
6/25/2024	$10.7493	23,026	$ 247,513.38
6/26/2024	$10.7759	6,000	$ 64,655.39
6/27/2024	$10.6925	54,198	$ 579,512.21
6/28/2024	$10.6848	100,000	$ 1,068,480.21
7/1/2024	$10.5970	41,382	$ 438,525.24
7/2/2024	$10.6492	56,666	$ 603,447.74
7/3/2024	$10.7133	30,940	$ 331,469.53
7/5/2024	$10.6704	24,941	$ 266,130.51
7/8/2024	$10.8604	41,456	$ 450,228.62
7/9/2024	$10.8005	74,223	$ 801,645.43
7/10/2024	$10.8126	100,000	$ 1,081,259.85
7/11/2024	$10.9671	100,000	$ 1,096,709.42
7/12/2024	$10.9724	100,000	$ 1,097,239.41
7/15/2024	$11.0038	93,200	$ 1,025,553.53
7/16/2024	$11.2349	100,000	$ 1,123,488.68
7/17/2024	$11.3359	96,676	$ 1,095,907.92
7/18/2024	$10.9207	86,148	$ 940,796.08
7/19/2024	$10.6443	38,022	$ 404,717.69
7/22/2024	$10.8037	98,100	$ 1,059,842.85
7/23/2024	$11.0158	100,000	$ 1,101,579.29
7/24/2024	$10.7686	33,683	$ 362,718.74
7/25/2024	$10.6313	83,709	$ 889,935.78
7/26/2024	$10.7602	62,325	$ 670,629.46
7/29/2024	$10.6685	61,300	$ 653,979.20
7/30/2024	$10.6269	66,500	$ 706,689.09
7/31/2024	$10.5341	95,505	$ 1,006,059.82

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 1, 2024

GS SPONSOR II LLC

By:	/s/ Philip Grovit
Name	Philip Grovit
Title	Vice President

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Crystal Orgill
Name	Crystal Orgill
Title	Attorney-in-Fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Crystal Orgill
Name	Crystal Orgill
Title	Attorney-in-Fact

SCHEDULE C

The name of each director and executive officer of The Goldman Sachs Group, Inc. as of the date hereof is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India. The present principal occupation or employment of each of the listed persons is set forth below.
Name	Present Principal Occupation
David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Denis P. Coleman III	Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Carey Halio	Global Treasurer of The Goldman Sachs Group, Inc.
Kimberley D. Harris	Executive Vice President of Comcast Corporation; General Counsel of NBCUniversal
John B. Hess	Chairman and Chief Executive Officer, Hess Corporation; Chairman and CEO of Hess Midstream, LP
Kevin R. Johnson	Former President and Chief Executive Officer, Starbucks Corporation
Ellen J. Kullman	Executive Chair, Carbon 3D, Inc.
Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.
Lakshmi N. Mittal	Executive Chairman of ArcelorMittal S.A.
Thomas K. Montag	Chief Executive Officer of Rubicon Carbon LLC
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Kathryn H. Ruemmler	Chief Legal Officer and General Counsel of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.